UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Pardes Biosciences, Inc. (f/k/a FS Development Corp. II)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69945Q105
(CUSIP Number)

FS Development Holdings II, LLC
900 Larkspur Landing Circle, Suite 150
Larkspur, California 94939
(415) 877-4887

Copy to:

Joel L. Rubinstein
Bryan Luchs

Patti J. Marks
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS FS Development Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,543,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,543,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,543,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of common stock, par value $0.0001 (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”) outstanding as of March 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 14, 2023 (the “10-K”).

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14.	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q 105

1	NAME OF REPORTING PERSONS James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,813,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,813,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.24%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

Explanatory Note:

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2021 (the “Original Schedule 13D”), as amended by Amendment No.1 filed with the SEC on December 5, 2022 (“Amendment No.1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Pardes Biosciences, Inc. (formerly known as FS Development Corp. II (“FSII”), a Delaware corporation (the “Issuer”), by FS Development Holdings II, LLC (“FSDH II”), Foresite Capital Management V LLC (“FCM V LLC”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”) and Dr. James Tananbaum.

The principal executive offices of the Issuer are located at 2173 Salk Ave, Suite 250, PMB#052, Carlsbad, California 92008. This Amendment No. 2 is being filed to reflect the acquisition of Common Stock by FCF V and FCOF V on April 5, 2023. Except as specifically provided herein, this Amendment No.2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein shall have the same meanings as are ascribed to them in the Schedule 13D, as applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable. The source of funds for acquiring the securities described herein was the working capital of FCF V and FCOF V.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Amendment No.1 is hereby amended and supplemented by adding the following:

Open Market Purchases

On April 5, 2023, FCF V purchased 773,952 shares of Common Stock of the Issuer at an aggregate price of approximately $1.50 per share, or $1,160,928 in the aggregate, in open market purchases.

On April 5, 2023, FCOF V purchased 773,952 shares of Common Stock of the Issuer at an aggregate price of approximately $1.50 per share, or $1,160,928 in the aggregate, in open market purchases.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5 of the Amendment No.1 is hereby amended as the following:

(a) - (b)

1.	As of the date hereof, FSDH II beneficially owned directly 5,543,750 shares of Common Stock, representing 8.98% of the Issuer’s Common Stock, FCF V beneficially owned directly 8,040,012 shares of the Issuer’s Common Stock and FCOF V beneficially owned directly 3,229,384 shares of the Issuer’s Common Stock.

2.	FCM V LLC and FCOM V LLC are general partners, respectively, of FCF V and FCOF V, the sole members of FSDH II, and Dr. Tananbaum, a director of the Issuer, is the managing member of each of FCM V LLC and FCOM V, LLC. As a result, (i) Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V may be deemed to indirectly beneficially own the shares held by FSDH II, (ii) Dr. Tananbaum and FCM V LLC may be deemed to indirectly beneficially own the shares held by FCF V and (iii) Dr. Tananbaum and FCOM V LLC may be deemed to indirectly beneficially own the shares held by FCOF V. Each of Dr. Tananbaum, FCM V LLC, FCOM V LLC, FCF V and FCOF V disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(c) Except for the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Common Stock.

(d) None.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
11	Joint Filing Agreement by and among the Reporting Persons.*

*	Previously filed with the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2023

FS DEVELOPMENT HOLDINGS II, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ Elizabeth Lacy
Name:	Elizabeth Lacy
Title:	Attorney-In-Fact for James B. Tananbaum